Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

August 17, 2016

FILED VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Ladder Select Bond Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Lauren Sprague:

Set forth below is a summary of the additional comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on August 16, 2016. These additional comments relate to the Trust’s Post-Effective Amendment Nos. 70, filed on May 16, 2016 (Accession No. 0001398344-16-013443), and the Trust’s response letters filed on July 21, 2016 and August 11, 2016 in connection with the Staff’s previous comments thereto. Following each additional comment is the Trust’s response.

RESPONSE LETTER

1.	In the Trust’s response letter dated July 21, 2016, response 2.a. states in part that “[t]he investment grade-rated [commercial mortgage-backed securities (“CMBS”)] in which the Fund will principally invest generally can be sold for cash at a price that approximates the price reported by independent pricing services (including the pricing services that will be used by the Fund to value its securities) for such bonds within 1-3 business days; therefore, these securities are expected to meet the Staff’s definition of a liquid security.” Additionally, in the Trust’s response letter dated August 11, 2016, response 2.I. provides information on the Trust’s pricing policies and procedures. Please provide any data supporting that the actual sale price will approximate the evaluated price provided by the independent pricing agent.

Response: Please see Table 1, which includes recent examples of CMBS that were sold over the past few months. The Trust notes that these securities are similar to the types of securities that the Fund may hold in its portfolio. The report shows the trade information, including trade price and the evaluated price, as of the day before the trade date, as provided by the independent pricing agent that is expected to be used by Fund to value its securities. On average, the trade price was within 1.14% of the evaluated price.

2.	In the Trust’s response letter dated July 21, 2016, response 2.a. states in part that the Fund may invest in “Rule 144A offerings, such as those of single-borrower and single-asset securitizations which are traded daily by investment banks, broker-dealers, and other qualified institutional buyers.” Since single-borrower and single-asset securitization may reflect a very specific credit profile, please explain the factors the Trust and Ladder Capital Asset Management LLC (the “Adviser”) will consider in determining the liquidity of these various types of Rule 144A CMBS.

Response: In determining the liquidity of all Rule 144A securities, include single-borrower and single-asset securitizations, the Trust and Adviser consider the following factors: date of first offering; amount of total offering; unit price; dollar amount of purchase; number of units purchased; percent of offering purchased by the series; percent of series assets applied to the purchase; name of person or dealer from whom the security was purchased; frequency of trades and quotes for the security (on a weekly basis for the prior six months); number of dealers willing to purchase the security (on a weekly basis for the prior six months); number of other purchasers willing to purchase the security; names and number of dealers undertaking to make a market in the security; proposed method of soliciting offers for the security; most likely means of disposing of the security; estimated amount of time it will take to dispose of the security; mechanics of transferring the security; other factors, if any, considered prior to purchase; total amount of Rule 144A securities held by the series as a percentage of net assets of the series; and, total amount of illiquid securities held by the series as percentage of net assets of the series.

3.	Disclosure on pages 3 and 12 of the Fund’s prospectus says it “may also invest a portion of its assets in CMBS that are of below investment grade quality (commonly referred to as “high yield securities” or “junk bonds”).” In the Trust’s response letter dated August 11, 2016, response 1 states that the Adviser “is not proposing that the Fund be a ‘high-yield’ product but rather a safety-oriented senior secured product, consistent with the Fund’s capital preservation objective.” Please explain the appropriateness of including below-investment-grade or unrated CMBS in the Fund’s portfolio and discuss how much of the portfolio does the Fund expect to invest in these securities. Additionally, please discuss whether there will be a limit on these securities.

Response: Under normal market conditions, the Fund does not expect to invest more than 25% of its net assets in below investment grade-rated CMBS. Although below investment grade-rated CMBS generally have a higher risk profile than investment grade-rated CMBS, the Fund believes these investments are appropriate because, among other things, these securities still contain sufficient market makers; are listed on Bloomberg, Trepp and other major data sources; and benefit from listings with multiple independent third-party pricing services, such as Interactive Data Corp., Bloomberg, Thomson Reuters and Markit. In the event that any of these securities are deemed illiquid, they will count towards the Fund’s 15% limit on illiquid securities, which the Adviser will monitor.

4.	In the Trust’s response letter dated July 21, 2016, response 2.c. discusses the Trust’s policies and procedures for monitoring the liquidity of Rule 144A securities. Please explain if these policies and procedures apply to illiquid or unrated securities in which the Fund may invest.

Response: As set forth in the Fund’s statement additional information, the Trust has delegated to the Adviser the obligation to monitor the liquidity of the Fund’s investments. As such, the Trust relies on policies and procedures adopted and maintained by the Adviser to monitor the liquidity of illiquid and unrated securities. In connection with the foregoing requirement, the Trust will obtain from the Adviser its policies and procedures regarding liquidity monitoring of all CMBS securities. Generally, the Adviser will consider the following factors in monitoring the liquidity of CMBS securities: frequency of trades and quotes and average daily trading volume for the security; number of market makers willing to purchase the security; the number of other purchasers willing to purchase the security; volatility of trading prices; bid-ask spreads; security structure; maturity and date of issue; restrictions on the trading and transferability of the security; the total amount of the position held by the Fund as a percentage of the its net assets; the size of the position in the security relative to the securities average daily trading volume and the number of outstanding units; and total amount of illiquid securities held by the Fund as percentage of its net assets.

The Adviser will determine whether a security is liquid at the time of purchase. Additionally, the Adviser’s written policies and procedures will require that the Adviser monitor the liquidity of each CMBS and the Fund’s aggregate illiquidity levels on an ongoing basis. If there are any changes to the liquidity of a CMBS due to market conditions or other events, the Adviser will submit a report to the Trust’s Board of Trustees for its review. These reviews may take place on a quarterly basis or more frequently as reasonably needed under current market conditions or other events. If a CMBS that was previously deemed liquid by the Adviser becomes illiquid due to market conditions or other events, it will be applied to the Fund’s 15% limit on illiquid securities.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;
•	the Commission or Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact me at (513) 587-3454 if you have any questions.

Sincerely,

/s/ Bo J. Howell
Bo J. Howell Secretary

Table 1

Trade Date	Tran Code	Shares / Par	Principal (Base)	CUSIP	Trade Price	IDC Price	$ Difference	% Difference	Security Description (Short)	Moody's	S&P	Rule 144A
7/12/16	SELL	280,000	285,469	12594CBK5	$101.95	$ 98.53	$ 3.42	3.47%	COMM MORT FR 2/10/49	NR	NA	No
7/18/16	SELL	350,000	341,072	30295AAN8	$ 97.45	$ 95.30	$ 2.15	2.26%	FREMF 2016-K722 7/25/49	NR	A-	Yes
6/6/16	SELL	659,591	663,713	30711XBJ2	$100.63	$100.63	$ (0.00)	0.00%	CONN AVE SEC FRN 8/25/28	BAA3	NA	No
7/15/16	SELL	390,000	417,788	46640UAK8	$107.13	$106.93	$ 0.20	0.19%	JPMBB FRN 1/15/47	A3	NA	No
7/25/16	SELL	250,000	264,766	617459AJ1	$105.91	$106.27	$ (0.36)	-0.34%	MORGAN STANLEY FRN 6/44	BAA2	NA	Yes
7/28/16	SELL	500,000	532,891	92935JAN5	$106.58	$105.22	$ 1.35	1.29%	WF-RBS COMM FRN 02/15/44	BAA2	NR	Yes
6/3/16	SELL	730,000	709,925	9497EMAG0	$ 97.25	$ 96.16	$ 1.09	1.14%	WFHET 05-4 FRN 12/25/35	NR	BBB+	No
					Average =		$ 1.12	1.14%
				Standard Deviation =			$ 1.34	1.36%

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